May 16, 2019

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	GX Acquisition Corp.
Registration Statement on Form S-1
Filed April 26, 2019, as amended
File No. 333-231074

Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of GX Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, May 20, 2019, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 500 copies of the Preliminary Prospectus dated April 26, 2019 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director